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# INFOSYS CODE ON FAIR DISCLOSURES AND INVESTOR RELATIONS

## I. OBJECTIVE

This policy is adopted by Infosys Limited (together with its subsidiaries, hereinafter referred to as the "**Company**" or "**Infosys**"), pursuant to SEBI (Prohibition of Insider Trading) Regulations, 2015 ("**SEBI Regulations**") and US securities laws, to the extent applicable. The objectives of this Code are:

(i) to lay down general rules for prohibition of insider trading;
(ii) to ensure fair and prompt public disclosure of Unpublished Price Sensitive Information ("**UPSI**"; also known as "material non-public information" under US securities laws) outside the Company; and
(iii) to determine "legitimate purpose" for which UPSI may be shared by an 'insider' with persons outside the Company (example partners, collaborators, lenders, customers, suppliers, merchant bankers, legal advisors, auditors, insolvency professionals or other advisors or consultants).

## II. BACKGROUND

(i) General rules for prohibition of insider trading:

SEBI Regulations and the US securities laws prohibit the communication of UPSI to any person except in compliance with applicable law. Further, trading (directly or indirectly through other persons) in the securities of any company when in possession UPSI is also prohibited under law. Violations of the SEBI Regulations and the securities laws subject insiders to severe penalties including disgorgement proceedings, fines and imprisonment as per law.

(ii) Fair and prompt public disclosure of UPSI:

Selective or exclusionary disclosure of certain non-public and price sensitive information is prohibited under the SEBI Regulations and the US securities laws governing insider trading. This Policy is to ensure that such information is disseminated in an accurate, fair and timely manner to our shareholders and the financial markets; and that such information is not selectively disclosed to any one group of stakeholders, to the disadvantage of other stakeholders. Therefore, this Policy requires that, whenever the Company (or a person acting on its behalf) intentionally discloses UPSI to certain specified persons (including broker-dealers, analysts and security holders), the Company must simultaneously disseminate the information to the public.

This Policy also governs communications (including but not limited to written, oral, social media commentary) by our employees, independent contractors and directors with members of the investment community including analysts, institutional and individual stockholders, and others who are not bound to us by a duty of confidentiality and / or do not have a "need to know" the information.

Use of social media platforms to disclose material non-public information is considered selective disclosure and would violate provisions of this policy.

If the Company learns that it (or certain persons acting on its behalf) has unintentionally published price-sensitive information, the Company must publicly disseminate the information promptly and no later than 24 hours after discovering the unintentional disclosure or at the opening of trading on the National Stock Exchange of India Limited ("NSE"), BSE Limited ("BSE") and the New York Stock Exchange ("NYSE").

(iii) Legitimate Purpose:

Under the SEBI Regulations, there has to be a 'legitimate purpose' for which UPSI can be shared in the ordinary course of business by an insider with persons outside the company (example partners, collaborators, lenders, customers, suppliers, merchant bankers, legal advisors, auditors, insolvency professionals or other advisors or consultants).

(iv) Other relevant Policies:

This Policy is in line with the Company's Policy for Determining Materiality for Disclosures, which has been adopted pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("LODR Regulations"), the U.S. federal securities laws and the listing rules of the exchanges on which the Company's shares trade. The said Policy defines material events/information, and the criteria to determine the same. When a material event or information triggers disclosure, the Company shall promptly make disclosures to the stock exchanges as per law. The said Policy is available here: https://www.infosys.com/investors/corporate-governance/policies.html

## III. AUTHORITIES UNDER THE POLICY

The Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") in consultation with General Counsel, shall have the authority to make determinations of matters covered under this Policy with respect to the information disclosed about the Company.

## IV. WHAT IS UNPUBLISHED PRICE SENSITIVE INFORMATION

Unpublished Price Sensitive Information ("**UPSI**") means any information, relating to a Company or its securities, directly or indirectly, that is not generally available which upon becoming generally available, is likely to materially affect the price of the securities and shall, ordinarily including but not restricted to, information relating to the following:

(i) Financial results and guidance;
(ii) Dividends;

(iii) Change in capital structure;
(iv) Mergers, de-mergers, acquisitions, delisting, disposals and expansion of business and such other transactions;
(v) Changes to the Company's Board of Directors or key managerial personnel as determined by the company under law;
(vi) Such other information that the Company may decide from time to time.

Information is "non-public" or "unpublished" until it has been widely disseminated to the public (through, for example, a filing with the NSE, BSE, NYSE or SEC a press conference or a release) or is accessible to the public on a non-discriminatory basis and the public has had a chance to absorb and evaluate it.

## V. GENERAL GUIDELINES ON EXTERNAL COMMUNICATIONS AND DISCLOSURES

Company personnel should not disclose internal information about the Company with anyone outside the Company, except as required in the performance of regular duties for the Company. When in doubt, one should assume that the information is material and non-public. If employees have any questions as to whether information should be considered "material" or "non-public", they should consult the Investor Relations Officer ("IRO") or the General Counsel and Chief Compliance Officer.

The only persons authorized to speak on behalf of the Company to securities analysts, broker-dealers, security holders and any other finance industry professionals are the Company's CEO, Chief Operating Officer ("COO"), CFO, Deputy Chief Financial Officer, persons working in Investor Relations department ("IR Personnel") and any other persons authorized from time to time (each an "Authorized Spokesperson").

At various times, any one of the Authorized Spokespersons may designate others (the "Designated Officers") to speak on behalf of the Company and / or respond to specific inquiries when necessary. While others may be designated from time to time to speak on behalf of the Company, it is essential that the Legal Department and the IR Personnel have knowledge of the information being disseminated by those individuals to facilitate the Company's compliance with other applicable legal and regulatory requirements in its external communications. Any person being designated as a "Designated Officer" should be authorized as far as practical in writing or confirmed in writing, soon thereafter a notification to IRO shall be sent. IRO shall maintain a list of Designated Officers along with expiration date of the authorization, if any.

Selective disclosure is always prohibited. If the disclosure is made to any security holder under any circumstances, then the Company must simultaneously disseminate the information to all its security holders.

## VI. PROCEDURE IN CASE OF SELECTIVE OR INADVERTANT COMMUNICATION / DISCLOSURE

An Authorized Spokesperson should not disclose or discuss UPSI about the Company with anyone who is or might be a finance industry professional. However, in the event of an inadvertent

disclosure, the Authorized Spokesperson should notify the CEO, CFO, General Counsel & Chief Compliance Officer and the Investor Relations Department about the disclosure. If it is determined that the information disclosed or discussed is material and nonpublic, the information must be disclosed through a press release or a current report on Form 6K or both promptly following at the same time as soon as reasonably practicable, but no later than 24 hours, after CEO, CFO, General Counsel & Chief Compliance Officer and the Investor Relations Department learns of the inadvertent disclosure.

The public must be given adequate advance notice of any conference call and / or webcast and the means to access it.

## VII. GUIDELINES SPECIFIC TO CERTAIN TYPES OF EXTERNAL COMMUNICATIONS / DISCLOSURES

(i) Day-to-Day Communications:

Inquiries from analysts, security holders and other finance industry professionals in any department other than the Investor Relations Department and the offices of any of the Authorized Spokespersons must be forwarded to the IRO. Under no circumstances should any attempt be made to handle these inquiries without prior authorization from the IRO, another Authorized Spokesperson, or the General Counsel & Chief Compliance Officer.

Planned conversations must include at least one Authorized Spokesperson and should, if practicable, include a second person. It should be determined in advance whether it is intended that any material non-public information be disclosed. If so, the material non-public information should be disclosed prior to or simultaneously with the planned conversation by the issuance of a press release or the filing or furnishing of a report on a Form 6-K or both or at a conference call and/or webcast (for which the public must be given adequate advance notice).

(ii) Press Releases

The Company may issue press releases from time to time to disclose information that the management believes is important or of use to the public, whether or not the information is material. The Authorized Spokespersons or the Designated Officers will designate the appropriate officer to prepare press releases to be issued by the Company. All press releases will be reviewed and approved by the Authorized Spokespersons or the Designated Officers.

The Authorized Spokespersons or the Designated Officers will also designate the "Key Contact" for follow-up inquiries on the press releases. Alternatively, the Authorized Spokespersons or the Designated Officers may, at their discretion, determine that the Company's press release represents its sole response to inquiries on the matter.

If a director, member of management or employee of the Company learns of information that causes him or her to believe that a disclosure may have been misleading or inaccurate

when made or may no longer be true, such person should report that information to the Legal Department or the IRO.

The CFO, other Authorized Spokespersons or a Designated Officer will supervise the transmission of financial press releases through the appropriate communication channels. These duties may include:

- Transmission of press release to the stock exchanges.
- Transmission of financial press releases to the Company's investment bankers / analysts.
- Coordinating the transmission of financial press releases on a national wire service in applicable jurisdictions.
- Following confirmation of the transmission of a financial press release on a national wire service, the representatives of the local media may be contacted to inform them of the press release and, if appropriate, transmit a copy to them.

(iii) Contact with Financial Analysts and Investors

Direct contact with financial analysts and investors will be limited to the IRO, other Authorized Spokespersons, and Designated Officers.

Authorized Spokespersons and Designated Officers may, subject to the above, discuss the Company's technology, product and markets, as well as corporate information such as headcount and facilities, provided that such persons shall limit their discussions to the specific areas of interest for which they have been designated. The IRO, other Authorized Spokespersons, and Designated Officers may discuss financial results of operations for completed quarters, following the public disclosure of the results, but shall not disclose any material information regarding non-public results, the Company's internal projections or other matters.

The IRO or another member of the Investor Relations Department should be present in all such meetings, wherever practical along with the Authorized Spokesperson or Designated Officer. The CEO or COO or CFO in consultation with the General Counsel and Chief Compliance Officer may decide to disseminate the information to the general public through press releases or a report on Form 6-K so that members of the investing public will have equal opportunity to access the information.

The Company has adopted a "silent" period between the sixteenth day prior to the last day of any financial period for which results are required to be announced by the Company till the earnings release day. During this period, no representatives of the Company will meet with any analysts and investors to discuss information which is not in the public domain. During the silent period, the Company will continue to issue press releases and communicate with the media regarding its business, products or operations, including releases or communications on historical financial information.

(iv) Annual Reports, Quarterly Reports and Company Literature

The Company will provide an annual report of its financial condition and related business performance in a timely manner following the fiscal year-end. Interim reporting of the Company's financial and business performance will be provided quarterly between annual reports.

Adequate advance public notice must be given of any quarterly earnings conference calls and / or webcasts. Notice shall include a statement with information on date, time and accessibility details which will be posted on the Company's website. Also, a copy of the statement must be provided to the stock exchanges/media prior to issuance.

A quarterly earnings conference call and / or webcast must be open to analysts, media representatives and the general public. Any such conference call must be recorded and kept by the Company for at least one year. The Company will make certain that the date of the conference call and the oral forward-looking statement safe harbor is mentioned at the beginning of the call or webcast and included in the recording so that the date of the information discussed in the call or webcast is unmistakable to listeners of the archived material. This practice reinforces the historical nature of the information discussed in the call or webcast.

In addition, the Company will conspicuously include on its archive site the forward-looking statement safe harbor language for written communications as the archived webcast becomes a written communication.

Auxiliary materials, such as corporate brochures, etc., may be provided as determined appropriate by an Authorized Spokesperson or Designated Officer.

- Preparation of such materials will be coordinated by an Authorized Spokesperson or Designated Officer.
- All the aforementioned material must be approved by an Authorized Spokesperson, Legal Counsel or IRO.

(v) Presentations

Company personnel must receive approval by an Authorized Spokesperson or a Designated Officer prior to accepting any speaking or audio-visual engagement. The Authorized spokesperson /Designated Officer/ Legal Counsel must approve the content of such presentations prior to disclosure.

(vi) Headquarters and/or Facilities Visits

The Company may conduct visits to its headquarters and / or tours of its facilities for analysts or investors and take care to avoid opportunities where the visitor might gain material, nonpublic information in the process. The IRO or his / her designee, whenever practical, should be present during all visits with analysts, investors and fund managers along with the other Authorized Spokespersons or the Designated Officers.

(vii) Analyst Meetings, Investment Bankers and Broker Sponsored Conferences and Roadshows

This Policy will apply to communications between Authorized Spokespersons or Designated Officers and finance industry professionals at analyst meetings, investment banker and broker conferences and roadshows (other than roadshows undertaken in connection with certain public offerings of the Company's securities). Prior to the meeting, conference or roadshow, the Company will disclose either through a press release (accompanied by a report on Form 6-K), an open conference call or a webcast, or any combination of these methods, any material information that is not already public and which may be discussed or presented at the meeting, conference or the roadshow.

The IRO shall endeavor to develop best practices to make transcripts or records of proceedings of meetings with analysts and other investor relations conferences on Company's website to ensure official documentation of disclosures made.

(viii) Earnings Guidance to the Markets

The Company and its employees cannot give revenue / earnings guidance in any form (including "soft" or indirect guidance) in non-public settings. The Company will use the quarterly earnings call to provide general guidance on the financials for the future periods. The Company should use a press release or notification to the stock exchanges or the filing or furnishing of a report on a Form 6-K or other specific filings with the SEC to update the market on any material change in the earlier guidance provided by the Company. Any statements regarding earnings expectations will be limited to press releases, publicly available earnings or conference calls or webcasts.

Whenever the Company has issued any estimate or comment regarding distributable earnings, earnings or other financial measures (which will ordinarily be issued through a press release and the filing or furnishing of a Form 6-K), no employee other than the Authorized Spokespersons/Designated Officers will comment on those projections during the quarter.

Analyst reports and earnings models may only be reviewed to correct errors that can be corrected by referring to publicly available, historical, factual information or to correct any mathematical errors. No other analyst feedback or guidance on earnings models may be communicated to an analyst. A written record should be kept of any comments provided on an analyst's report. Such reports must be promptly forwarded to the IRO or his or her designee. Any review of an analyst report may only be done after obtaining the express approval of the IRO.

(ix) Distribution of analysts' reports

No Company employee should distribute (including via a web link) copies of, or refer to, selected analysts' reports to anyone outside the Company without the express approval of the IRO

(x) Dealing with rumors

Rumors concerning the business and affairs of the Company may circulate from time to time. The Company's general policy is not to comment upon such rumors. When it is learned that rumors about the Company are circulating, Authorized Spokespersons or Designated Officers should state only that it is Company policy to not comment on rumors. If the source of the rumor is found to be internal, the Legal Department should be consulted to determine the appropriate response.

## VIII. DETERMINING LEGITIMATE PURPOSE:

i) Legitimate purpose:

Legitimate means anything that is conforming to the laws or rule. Hence, a behavior, which is in conformance to the laws, is a legitimate act. Any act done with acceptable principles of reasoning or is sensible and valid and can said to be a legitimate act

The term "legitimate purpose" shall include sharing of unpublished price sensitive information in the ordinary course of business by an insider with partners, collaborators, lenders, customers, suppliers, merchant bankers, legal advisors, auditors, insolvency professionals or other advisors or consultants, provided that such sharing has not been carried out to evade or circumvent the prohibitions under SEBI Regulations ,and provided that such persons have entered in to a Non-Disclosure Agreement with the Company or are otherwise subject to a confidentiality obligation, so that the recipient maintains the confidentiality of (and not inappropriately use) the material non-public information / UPSI.

Any person in receipt of unpublished price sensitive information pursuant to a "legitimate purpose" shall be considered an "insider" for purposes of PIT Regulations and due notice shall be given to such persons to maintain confidentiality of such unpublished price sensitive information in compliance with SEBI Regulations.

ii) Digital Data Base:

The Compliance Officer under the supervision of Board of the Directors shall maintain, the nature of UPSI, names of the persons who have shared the information, and also the names of such persons with whom information is shared, along with their PAN (or any other identifier where PAN is not available) in a digital database. (Requirement of PAN or any other identifier is not applicable to statutory requisitions). A digital database shall be maintained with adequate internal controls and checks such as time stamping and audit trails to ensure non-tampering of the database and non-leakage of UPSI. This database shall be kept confidential and shall not be outsourced.

The Board of Directors shall ensure that the structured digital database is preserved for a period of not less than eight years after completion of the relevant transactions and in

the event of receipt of any information from the Board regarding any investigation or enforcement proceedings, the relevant information in the structured digital database shall be preserved till the completion of such proceedings.

iii) Performance of Duties:

Performance of duties includes any task or performance that qualifies as a duty under a person's course of employment.

iv) Discharge of legal obligations

Discharge of legal obligations includes situations where a person communicates any unpublished information of a company to an outsider as he is bound by the law. Any person in receipt of unpublished price sensitive information pursuant to a "legitimate purpose" shall be considered an "insider" for purposes of these regulations and due notice shall be given to such persons to maintain confidentiality of such unpublished price sensitive information in compliance with these regulations.

## IX. VIOLATION OF THIS POLICY

Any violation of this policy by an employee, director or independent contractor of the Company or any of its subsidiaries shall be brought to the attention of the IRO, the General Counsel and Chief Compliance Officer and may constitute grounds for disciplinary action including and up to termination of services This policy shall be periodically reviewed and updated.

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